MICHAEL D. HARRIS	NASON YEAGER GERSON	DIRECT DIAL: (561) 471-3507
E-MAIL ADDRESS: mharris@nasonyeager.com	WHITE&LIOCE, P.A.	FAX NUMBER: (561) 686-5442
ATTORNEYS AT LAW

SABADELL UNITED BANK TOWER
1645 PALM BEACH LAKES BOULEVARD
SUITE 1200
WEST PALM BEACH, FLORIDA 33401

TELEPHONE (561) 686-3307 FACSIMILE (561) 686-5442
www.nasonyeager.com

August 20, 2012

VIA EDGAR
Ms. Leigh Ann Schultz
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, DC  20546

Re:           Aspen Group, Inc.

Dear Ms. Schultz:

On August 16, 2012, the Board of Directors of Aspen Group, Inc. (the “Company”) held a meeting to discuss the propriety of the Company carrying the loan receivable from Higher Education Management Group, Inc. as an asset on its balance sheet.  After considering management’s recommendation, the Board approved restating its consolidated financial statements contained in the Company’s Form 10-Q for the quarters ended March 31, 2012 and 2011 and its consolidated financial statements contained in the Company’s Form 8-K for the years ended December 31, 2011 and 2010 (the “Financial Statements”).  On the date hereof, the Company filed amendments to the Financial Statements on a Form 10-Q/A and Form 8-K/A.

Very truly yours,

NASON, YEAGER, GERSON,
WHITE & LIOCE, P.A.

/s/ Michael D. Harris

MICHAEL D. HARRIS

cc:  Mr. Michael Mathews (via email)
       Mr. David Garrity (via email)
       Mr. David Hexter (via email)
       Mr. Scott Salberg, CPA (via email)